Room 4561

August 22 2006

Mr. Kevin G. Gregory
Senior Vice President and
Chief Financial Officer
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, KY 41048

      **Re:    Pomeroy IT Solutions, Inc.**
               **Form 10-Q for Fiscal Quarter Ended July 5, 2006**
               **Filed August 14, 2006**
               **File No. 000-20022**

Dear Mr. Gregory:

      We have reviewed your response letter dated August 4, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended July 5, 2006

Consolidated Statement of Cash Flows, page 7

1.      Please explain to us your basis for classifying the cash overdraft as an operating cash flow.

Note 7.  Goodwill and Long-Lives Assets, page 12

2.      We note that you have not completed the second step of the goodwill impairment test.  Please note that we may have further comment once the goodwill impairment test has been completed and the appropriate disclosures are provided.


As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  You may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408, Mark Kronforst, Assistant Chief Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,


Brad Skinner
Accounting Branch Chief